Exhibit 1

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR NINE MONTHS ENDED SEPTEMBER 30, 2003

HIGHLIGHTS FOR THE PERIOD

›	Net Income increased 46.3% compared to the same period last year, US$ 12.2 million of higher profits.

›	Total financial debt decreased by US$ 2,297 million as of September 2003.

›	Enersis prepaid debt by US$ 582 million of the syndicated loan.

›	Our generation subsidiary, Endesa Chile, prepaid debt by US$ 262 million of the syndicated loan signed last May 2003 and totally paid US$ 381 EMTN bond.

›	The second preemptive rights offering period of the Capital Increase will take place between November 20 and December 20, 2003.

›	Labor productivity in distribution business continued in a positive trend, increasing 3.1%, from 1,367 up to 1,409 clients per employee.

›	Clients increased in 210 thousand new customers, equivalent to 2.0%.

›	Physical sales on distribution increased from 35,484 to 37,243 GWh, representing a 5.0% increase, confirming the better trend of economic activity.

›	Physical sales in generation business increased from 36,293 to 38,495 GWh, representing an increase of 6.1%.

›	Operating Income increased 2.6% respect the same period of 2002 but eliminating foreign exchange effect and deconsolidations of Rio Maipo and Infraestructura 2000.

›	Share price increased since July 1 to September 30, 2003 in 14.1% and to 32.3% as of October 21, 2003.

›	Risk perception of the company continues improving.

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PRESS RELEASE

Results for Nine Months Ended September 2003

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PRESS RELEASE

Results for Nine Months Ended September 2003

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PRESS RELEASE

Results for Nine Months Ended September 2003

GENERAL INFORMATION

(Santiago, Chile, October 31, 2003) Enersis (NYSE: ENI), today announced consolidated financial results for nine months ended September 30, 2003. All figures are in both, US$ and Ch$, and in accordance to Chilean Generally Accepted Accounting Principles (GAAP) as seen in the standardized form required by Chilean authorities (FECU). Variations refer to September 30, 2002, and figures have been adjusted by the CPI variation between both periods, equal to 2.9%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of September 30, 2003, equal to US$ 1 = Ch$ 660.97.

The consolidation includes the following investment vehicles and companies,

a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM Ltd. and Inm. Manso de Velasco.

b)	Outside Chile: Distrilima (Peru), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia).

In the following pages you will find a detailed analysis of Financial Statements, explanation for most of variations, and comments about the main items of Income Statement and Cash Flow Statement compared to the information booked as of September 30, 2002.

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE

Results for Nine Months Ended September 2003

RISK RATING CLASSIFICATION

International risk rating classification:

INVESTMENT GRADE	STANDARD & POOR’S	FITCH	MOODY’S

Top quality;	AAA	AAA	Aaa
“Gilt-edged” High Grade;	AA+	AA+	Aa1
Very Strong	AA	AA	Aa2
Strong	AA-	AA-	Aa3

Upper Medium Grade;	A+	A+	A1
Strong	A	A	A2
	A-	A-	A3

Medium Grade;	BBB+	BBB+	Baa1
Adequate	BBB	BBB	Baa2
	BBB-/Stable	BBB-/Stable	Baa3

NON INVESTMENT GRADE

Speculative elements;	BB+	BB+	Ba1
Major uncertainties	BB	BB	Ba2
	BB-	BB-	Ba3/Stable

Not Desirable;	B+	B+	B1
Impaired Ability to Meet Obligations	B	B	B2
	B-	B-	B3

Local risk rating classification:

	FELLER RATE	FITCH	HUMPHREY’S

	1st Class Level 1	1st Class Level 1	1st Class Level 1
Shares	1st Class Level 2	1st Class Level 2	1st Class Level 2
	1st Class Level 3	1st Class Level 3	1st Class Level 3

	A+	A+	A+
	A	A	A
Bonds	A-	A-	A-

	BBB+	BBB+	BBB+
	BBB	BBB	BBB
	BBB-	BBB-	BBB-

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PRESS RELEASE

Nine Months 2003 - Market Information

MARKET INFORMATION

EQUITY MARKET

Stock price has kept a trend of positive variation through out the year, with an important increase in liquidity after the first preemptive rights offering period of the Capital Increase, carried out last June 2003.

Bolsa de Comercio de Santiago (BCS)	New York Stock Exchange (NYSE)

Stock price variation v/s Local Stock Index	Stock price variation v/s Local Stock Index

Monthly Average Transactions Volume	Monthly Average Transactions Volume

Source: Bloomberg

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PRESS RELEASE

Nine Months 2003 - Market Information

Bolsa de Comercio de Madrid (Latibex)

Stock price variation v/s Local Stock Index

Monthly Average Transactions Volume

Source: Bloomberg

MARKET PERCEPTION

The latest research published during the last term on Enersis, shows the following target prices for the ADR.

Table 1

Date of Publication	Company	Main Analyst	Target Price US$ (*)	Recomendation

October 17, 2003	Bear Stearns	Rowe Michaels	7.30	Outperform
October 15, 2003	Santander Inv.	Raimundo Valdés	8.05	Buy
October 6, 2003	Merrill Lynch	Frank McGann	7.60	Buy
September 10, 2003	BBVA	Mariela Iturriaga	5.75	Hold
September 4, 2003	Larrain Vial	Jorge Astaburuaga	5.45	—
September 2, 2003	ING	Ricardo Fernández	10.90	Strong Buy
September 1, 2003	CSFB	Emerson Leite	6.40	Neutral
July 28, 2003	BCI	Paulina Barahona	4.95	Buy

(*) Each research uses a different exchange rate. On average the target price is US$ 7.05 per ADR.

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PRESS RELEASE

Nine Months 2003 - Market Information

DEBT MARKET

Below you will find a graph showing the risk perception measured over Enersis’ Yankee Bonds prices.

Enersis Yankee Bonds

Source: Bloomberg

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PRESS RELEASE

Nine Months 2003 - Capital Increase

CAPITAL INCREASE

On October 4, 2002, Enersis’ board of directors unanimously approved a financial plan aimed to strengthening our capital base. In this context a capital increase of 24,382,994,488 new shares, equivalent to approximately US$ 2 billion. This capital increase was divided in two tranches as shown on the following scheme.

On the first tranche, 22,113,264,060 shares were subscribed, equivalent to US$ 1,219 million of Elesur’s Debt Capitalization and US$ 663 million of minority shareholder suscription.

The remaining amount available for local bond exchange as well as for the second tranche are 2,269,730,428 shares, equivalent to US$ 210 million (approximately).

Record date will be November 14, 2003 when the prorrata factor and the number of share options available for subscription for each shareholder will be calculated and released on November 17, 2003.

On the following table you will see two examples of prorrata factor calculation assuming a null and a complete local bond exchange.

Table 2

	Available Shares after Local Bond Exchange	Prorrata Factor (New shares per share)

1 - No Local Bond Exchange	2,269,730,428	0.2140
2 - Full Local Bond Exchange (Aprox.)	964,392,301	0.0809

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PRESS RELEASE

Nine Months 2003 - Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, THOUSAND US$

Table 3

Thousand US$	9M 03	9M 02	Chg %

Revenues from Generation	1,081,138	1,068,014	1.2%
Revenues from Distribution	1,915,697	2,180,399	(12.1%)
Revenues from Other Businesses	189,089	211,837	(10.7%)
Consolidation Adjustments	(371,433)	(372,645)	0.3%

Operating Revenues	2,814,492	3,087,606	(8.8%)

Op. Expenses from Generation	(639,123)	(633,045)	(1.0%)
Op. Expenses from Distribution	(1,528,237)	(1,702,985)	10.3%
Op.Expenses from Other Businesses	(144,332)	(159,193)	9.3%
Consolidation Adjustments	340,102	349,131	(2.6%)

Operating Expenses	(1,971,591)	(2,146,094)	8.1%

Operating Margin	842,901	941,512	(10.5%)

SG&A from Generation	(34,445)	(36,052)	4.5%
SG&A from Distribution	(159,953)	(200,415)	20.2%
SG&A from Other Businesses	(34,436)	(38,466)	10.5%
Consolidation Adjustments	33,284	31,145	6.9%

Selling and Administrative Expenses	(195,549)	(243,787)	19.8%

Operating Income	647,352	697,725	(7.2%)

Interest Income	81,660	97,711	(16.4%)
Interest Expense	(491,395)	(517,559)	5.1%
Net Financial Income (Expenses)	(409,735)	(419,848)	2.4%
Equity Gains from Related Companies	31,826	7,406	329.7%
Equity Losses from Related Companies	(189)	(7,319)	97.4%
Net Income from Related Companies	31,638	88	—
Other Non Operating Income	249,390	489,982	(49.1%)
Other Non Operating Expenses	(281,383)	(305,954)	8.0%
Net other Non Operating Income (Expenses)	(31,993)	184,028	(117.4%)
Price Level Restatement	(11,021)	10,395	(206.0%)
Foreign Exchange Effect	(749)	(26,836)	97.2%
Net of Monetary Exposure	(11,769)	(16,441)	28.4%
Positive Goodwill Amortization	(60,920)	(97,175)	37.3%

Non Operating Income	(482,781)	(349,347)	(38.2%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	164,572	348,378	(52.8%)

Extraordinary Items	—	(36,666)	100.0%
Income Tax	(117,116)	(126,340)	7.3%
Minority Interest	(81,194)	(221,132)	63.3%
Negative Goodwill Amortization	72,373	62,172	16.4%

NET INCOME	38,635	26,413	46.3%

R.A.I.I.D.A.I.E.	1,253,703	1,334,608	(6.1%)

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

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PRESS RELEASE

Nine Months 2003 - Consolidated Income Statement

UNDER CHILEAN GAAP, MILLION CH$

Table 3.1

Million Ch$	9M 03	9M 02	Chg %

Revenues from Generation	714,600	705,925	1.2%
Revenues from Distribution	1,266,218	1,441,178	(12.1%)
Revenues from Other Businesses	124,982	140,018	(10.7%)
Consolidation Adjustments	(245,506)	(246,307)	0.3%

Operating Revenues	1,860,295	2,040,815	(8.8%)

Op. Expenses from Generation	(422,441)	(418,424)	(1.0%)
Op. Expenses from Distribution	(1,010,119)	(1,125,622)	10.3%
Op. Expenses from Other Businesses	(95,399)	(105,222)	9.3%
Consolidation Adjustments	224,797	230,765	(2.6%)

Operating Expenses	(1,303,162)	(1,418,503)	8.1%

Operating Margin	557,132	622,311	(10.5%)

SG&A from Generation	(22,767)	(23,829)	4.5%
SG&A from Distribution	(105,724)	(132,468)	20.2%
SG&A from Other Businesses	(22,761)	(25,425)	10.5%
Consolidation Adjustments	22,000	20,586	6.9%

Selling and Administrative Expenses	(129,252)	(161,136)	19.8%

Operating Income	427,880	461,175	(7.2%)

Interest Income	53,975	64,584	(16.4%)
Interest Expense	(324,797)	(342,091)	5.1%
Net Financial Income (Expenses)	(270,823)	(277,507)	2.4%
Equity Gains from Related Companies	21,036	4,895	329.7%
Equity Losses from Related Companies	(125)	(4,837)	97.4%
Net Income from Related Companies	20,911	58	—
Other Non Operating Income	164,839	323,864	(49.1%)
Other Non Operating Expenses	(185,986)	(202,226)	8.0%
Net other Non Operating Income (Expense)	(21,146)	121,637	(117.4%)
Price Level Restatement	(7,284)	6,870	(206.0%)
Foreign Exchange Effect	(495)	(17,737)	97.2%
Net of Monetary Exposure	(7,779)	(10,867)	28.4%
Positive Goodwill Amortization	(40,267)	(64,230)	37.3%

Non Operating Income	(319,103)	(230,908)	(38.2%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	108,777	230,267	(52.8%)

Extraordinary Items	—	(24,235)	100.0%
Income Tax	(77,410)	(83,507)	7.3%
Minority Interest	(53,666)	(146,161)	63.3%
Negative Goodwill Amortization	47,836	41,094	16.4%

NET INCOME	25,537	17,458	46.3%

R.A.I.I.D.A.I.E.	828,660	882,136	(6.1%)

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

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PRESS RELEASE

Nine Months 2003 - Consolidated Income Statement Analysis

CONSOLIDATED INCOME STATEMENT ANALYSIS
(As seen in the FECU)

OPERATING INCOME

The entrepreneurial activities of Enersis are developed through subsidiaries that operate the different businesses in the countries where the company works. Generation and Distribution of electricity are the core businesses of Enersis.

Table 4

	9M 03				9M 02

Thousand US$	Operating Revenues	Operating Expenses	SG & A	Operating Income	Operating Revenues	Operating Expenses	SG & A	Operating Income

Endesa S.A.	1,108,102	(661,711)	(35,433)	410,958	1,113,819	(665,392)	(38,342)	410,085
Chilectra S.A.	482,644	(337,999)	(36,407)	108,238	458,785	(317,001)	(35,339)	106,445
Rio Maipo S.A.	—	—	—	—	65,032	(48,636)	(4,180)	12,215
Edesur S.A.	228,865	(203,779)	(34,413)	(9,327)	250,856	(215,589)	(37,938)	(2,672)
Edelnor	222,310	(166,256)	(20,458)	35,596	245,412	(181,023)	(23,174)	41,215
Cerj	390,606	(337,283)	(12,365)	40,958	453,488	(395,522)	(18,114)	39,852
Coelce	249,193	(186,511)	(33,812)	28,870	296,535	(205,153)	(49,860)	41,522
Codensa S.A.	342,078	(296,408)	(22,497)	23,172	410,292	(340,062)	(31,796)	38,434
CAM Ltda.	99,534	(78,320)	(6,796)	14,418	98,756	(79,010)	(7,763)	11,984
Inmobiliaria Manso de Velasco Ltda.	8,170	(7,899)	(1,878)	(1,607)	6,533	(3,695)	(1,708)	1,130
Synapsis Soluciones y Servicios IT Ltda.	49,441	(34,238)	(7,114)	8,090	55,818	(42,916)	(7,002)	5,900
Enersis Holding and other investment vehicles	4,982	(1,289)	(17,660)	(13,967)	4,926	(1,227)	(19,716)	(16,017)
Consolidation Adjustments	(371,433)	340,102	33,284	1,953	(372,646)	349,131	31,145	7,630

Total Consolidation	2,814,491	(1,971,590)	(195,549)	647,352	3,087,606	(2,146,094)	(243,787)	697,725

Table 4.1

	9M 03				9M 02

Million Ch$	Operating Revenues	Operating Expenses	SG & A	Operating Income	Operating Revenues	Operating Expenses	SG & A	Operating Income

Endesa S.A.	732,422	(437,371)	(23,420)	271,631	736,201	(439,804)	(25,343)	271,054
Chilectra S.A.	319,013	(223,407)	(24,064)	71,542	303,243	(209,528)	(23,358)	70,357
Rio Maipo S.A.	—	—	—	—	42,984	(32,147)	(2,763)	8,074
Edesur S.A.	151,273	(134,692)	(22,746)	(6,165)	165,808	(142,498)	(25,076)	(1,766)
Edelnor	146,940	(109,890)	(13,522)	23,528	162,210	(119,651)	(15,317)	27,242
Cerj	258,179	(222,934)	(8,173)	27,072	299,742	(261,428)	(11,973)	26,341
Coelce	164,709	(123,278)	(22,349)	19,082	196,001	(135,600)	(32,956)	27,445
Codensa S.A.	226,103	(195,917)	(14,870)	15,316	271,191	(224,771)	(21,016)	25,404
CAM Ltda	65,789	(51,767)	(4,492)	9,530	65,275	(52,223)	(5,131)	7,921
Inmobiliaria Manso de Velasco Ltda.	5,400	(5,221)	(1,241)	(1,062)	4,318	(2,442)	(1,129)	747
Synapsis Soluciones y Servicios IT Ltda.	32,679	(22,630)	(4,702)	5,347	36,894	(28,366)	(4,628)	3,900
Enersis Holding and other investment vehicles	3,293	(852)	(11,673)	(9,232)	3,256	(811)	(13,032)	(10,587)
Consolidation Adjustments	(245,506)	224,797	22,000	1,291	(246,308)	230,765	20,586	5,043

Total Consolidation	1,860,294	(1,303,162)	(129,252)	427,880	2,040,815	(1,418,504)	(161,136)	461,175

Operating Income for the period ended September 2003 amounted to US$ 647.4 million, which represents a decrease of US$ 50.4 million, or 7.2%, respect to the same period of 2002. This decrease is due principally to the lower results obtained from our distribution subsidiaries, Codensa, Edesur, Cerj and Coelce, in addition to the deconsolidation of Río Maipo and Infraestructura 2000, partially compensated by improvement in the operating results shown by Endesa, Chilectra, Synapsis and CAM. If we compare this period with that of the year 2002 without Río Maipo and Infraestructura 2000, the reduction in the operating income would be only 2.8% (remember that these two companies were sold).

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PRESS RELEASE

Nine Months 2003 - Consolidated Income Statement Analysis

However, the 7.2% decrease, must be sensitized in the following way. For example, if we eliminate the forex effect over the Operating Income 2002, we obtain a reduction of only 0.8%, from US$ 652.4 million, down to US$ 647.4 million reported last September.

Moreover, if we deduct the deconsolidation effect derived from the sale of Rio Maipo and Infraestructura 2000, we get US$ 630.8 million as operating Income for September 2002. According to that, the Operating Income as of September 2003, would have increased by 2.6%, or US$ 16.7 million.

NON OPERATING INCOME

Enersis Financial Debt Maturity with Third Parties Total Enersis: US$ 1,846 million Total Enersis Cons.: US$ 6,696 million

Non-Operating Income registered a loss of US$ 482.8 million, which represents an increase of US$ 133.4 million respect to losses of US$ 349.4 million for the same period of the previous year.

This is mainly explained by accounting losses of the subsidiaries in Argentina and Brazil derived from the application of the Technical Bulletin 64 and as result of the appreciation of the Argentine Peso and the Brazilian Real respect to the US Dollar. Partially compensated by improved results obtained from investments in related companies, specifically CIEN; a reduction in financial expenses due to the smaller financial debt; lower amortization of the negative goodwill of investments resulting from the write-off carried out in December 2002 and at the same time, due to improved net results from exchange differences and from price-level restatement during the period.

The Net Financial Income shows a reduction of US$ 6.3 million from US$ 419.9 million as of September 2002 to US$ 409.7 million in the current period, a fall of 1.5%. The decrease in expenses is the result of a reduction in debts and lower interest rates on the international markets with respect to the previous period.

Investments in Related Companies show an increase of US$ 31.6 million, from a net profit of US$ 0.1 million as of September 2002 to a net profit of US$ 31.6 million as of September 2003. Primarily due to the result of the related company, CIEN, from which a rise of US$ 9 million in profit was registered, together with the positive effects of the exchange rates during the period on the related companies, Gas Atacama Generación, Gasoducto Atacama Argentina, Inversiones Eléctrica Quillota, Inversiones Electrogas and Atacama Finance Co. for whom the following improved results have been recorded: US$ 9.3, US$ 4.4, US$ 2.8, US$ 2.8 and US$ 1.8 million, respectively.

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PRESS RELEASE

Nine Months 2003 - Consolidated Income Statement Analysis

Positive Goodwill Amortization shows a reduction of US$ 36.2 million or 37.3% compared to the amortization of US$ 60.9 million as of September 2003. The lower amortization is consequence of the writes off performed in December 2002 of the entire balance of negative and positive goodwill of companies established in Argentina and Brazil.

Net Other Non-Operating Income registered a loss of US$ 216.0 million, from a profit of US$ 184.0 million registered as of September 2002 to a loss of US$ 32 million. The main reasons that explain this variation are detailed as follows:

›	Increase of US$ 414.1 million in by applying the norms contained in Technical Bulletin Nº 64, particularly in respect of the subsidiaries in Brazil and Argentina. This was principally due to the revaluations of the Brazilian Real and the Argentine Peso against the US Dollar and their impact on the structure of the monetary assets and liabilities.

›	Reduction of US$ 51.5 million in income due to adjustments related to previous years.

›	Increase of US$ 24.6 million in expenses on taxes and tax fines.

›	Expenses of US$ 9.2 million on updating pensions and UFIR Brazil taxes.

›	Loss of US$ 20.6 million on sale of materials.

›	Reduction of US$ 13.5 million in profit from forward operations.

The above were partially compensated by:

›	Profits before tax, of US$ 134.2 million due to the sale of Río Maipo and Infraestructura 2000.

›	Reduction of US$ 118.2 million on provisions on contingencies and lawsuits.

›	Indemnities and commissions for US$ 12.9 million received.

›	Recovery of expenses for US$ 8 million.

›	Profit of US$ 4 million on recalculation of Power at the Central Interconnected System.

Price-level Restatement and Exchange Differences show a net positive variation of US$ 4.7 million improving from a loss of US$ 16.4 million as of September 30, 2002, down to a loss of US$ 11.7 million during this period. This principally due to the effects of the nominal appreciation of the Chilean Peso against the US Dollar of 8.0% as of September 30, 2003 compared to the nominal devaluation of 14.3% as of the same date of the previous year. These effects were compensated to a large extent by the exchange hedging mechanisms the company maintains in place.

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PRESS RELEASE

Nine Months 2003 - Consolidated Income Statement Analysis

Income and Deferred Taxes registered a decrease of US$ 9.2 million from US$ 126.3 million as of September 2002 to US$ 117.1 million in the current period. The above is mainly explained by US$ 31.3 million of higher income tax and a positive effect from deferred taxes of US$ 40.5 million, related with the sale of Río Maipo for US$ 24.6 million compensated by the reduction of taxes in Cerj and Coelce.

Negative Goodwill Amortization increase by US$ 10.2 million due to the acceleration of higher goodwill on investments of US$ 52.2 million made in January 2003 in Cerj, partially compensated by lower amortizations as result of the acceleration applied in December 2002 of the companies established in Argentina and Brazil.

NET INCOME

As of September 30, 2003, the company registered a profit of US$ 38.6 million which, when compared to the profit of US$ 26.4 million as at the same date of last year, reflects an increase of US$ 12.2 million or 46.3%.

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PRESS RELEASE

Nine Months 2003 - Consolidated Income Statement Analysis

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	9M 03	9M 02	Var 03-02	Chg %

Liquidity	Times	1.06	0.60	0.46	76.7%
Acid ratio test*	Times	1.05	0.59	0.46	78.0%
Working capital	million Ch$	64,659	(966,146)	1,030,805	106.7%
Working capital	thousands US$	97,824	(1,461,709)	1,559,534	106.7%
Leverage**	Times	0.89	1.39	(0.50)	36.0%
Short-term debt	%	0.21	0.30	(0.09)	(30.0%)
Long-term debt	%	0.79	0.70	0.09	12.9%
Interest Coverage***	Times	2.55	2.58	(0.03)	(1.2%)
EBITDA****	th. US$	1,141,494	1,240,612	(99,119)	(8.0%)
ROE	%	1.03%	1.36%	(0.00)	(24.3%)
ROA	%	0.22%	0.13%	0.00	69.2%

*	Current assets net of inventories and pre-paid expenses

**	Using the ratio = Total debt / (equity + minority interest)

***	EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses

****	EBITDA: Operating Income+Depreciation

Liquidity ratio as of September 2003 was 1.06 reflecting an improvement of 76.7% respect to the same date of the previous year. This improvement is due to cash flows collected from the capital increase of US$ 663 million, the sale of Rio Maipo for US$ 170 million, the sale of Canutillar for US$ 174 million and the transfer to long term of obligations with banks that were in the short term, following the conclusion of the negotiations in May 2003.

Debt ratio as of September 30, 2003 was 0.89 times. When compared to the same period of the year 2002, there is a decrease of 0.50 points. The reduction is principally due to the capitalization of the debt from Elesur, as part of the capital increase, as well as the contribution made by minority shareholders and to the effect of the exchange rate, given that a large part of the debt is US Dollar denominated.

On the other hand, the return on equity closed at 1.03%. As of the same date of the previous year, this was 1.36%. This reduction in the return was caused by the fact that, despite the increase in the profit for the period, the growth in equity was greater.

Return on assets fell from 0.13% in September 2002 to 0.22% as of September 2003. This is basically the result of the increase in profits for the period and decrease in total assets.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 19

PRESS RELEASE

Nine Months 2003 - Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6

ASSETS - (thousand US$)	9M 03	9M 02	Chg %

CURRENT ASSETS
Cash	42,098	70,970	(40.7%)
Time deposits	488,046	298,854	63.3%
Marketable securities	18,701	146	12,675.2%
Accounts receivable	735,482	650,811	13.0%
Notes receivable	7,409	9,154	(19.1%)
Other accounts receivable	140,786	96,573	45.8%
Amounts due from related companies	21,886	312,246	(93.0%)
Inventories	83,757	109,503	(23.5%)
Income taxes to be recovered	102,054	91,149	12.0%
Prepaid expenses	26,267	12,506	110.0%
Deferred income taxes	108,209	61,612	75.6%
Other current assets	80,485	458,880	(82.5%)
Net of long-term leasing contracts	—	—	—
Net of assets for leasing	—	—	—

Total currrent assets	1,855,180	2,172,405	(14.6%)

PROPERTY, PLANT AND EQUIPMENT
Property	184,520	262,212	(29.6%)
Buildings and infraestructure	16,160,826	18,430,621	(12.3%)
Plant and equipment	2,938,598	3,176,887	(7.5%)
Other assets	665,278	911,888	(27.0%)
Technical re-appraisal	1,038,571	1,171,188	(11.3%)
Sub - Total	20,987,793	23,952,797	(12.4%)
Accumulated depreciation	(7,678,351)	(7,971,216)	(3.7%)

Total property, plant and equipment	13,309,442	15,981,581	(16.7%)

OTHER ASSETS
Investments in related companies	300,027	310,821	(3.5%)
Investments in other companies	224,735	258,091	(12.9%)
Positive goodwill	1,210,528	2,022,307	(40.1%)
Negative goodwill	(112,309)	(275,182)	(59.2%)
Long-term receivables	213,750	179,161	19.3%
Amounts due from related companies	218,259	1,987	10,882.0%
Deferred income taxes	—	—	—
Intangibles	128,376	124,649	3.0%
Accumulated amortization	(63,155)	(50,524)	25.0%
Others	346,391	336,251	3.0%
Net of long-term leasing contracts	—	—	—

Total other assets	2,466,602	2,907,562	(15.2%)

TOTAL ASSETS	17,631,224	21,061,549	(16.3%)

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PRESS RELEASE

Nine Months 2003 - Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6.1

ASSETS - (million Ch$)	9M 03	9M 02	Chg %

CURRENT ASSETS
Cash	27,826	46,909	(40.7%)
Time deposits	322,584	197,533	63.3%
Marketable securities	12,361	97	—
Accounts receivable	486,132	430,166	13.0%
Notes receivable	4,897	6,051	(19.1%)
Other accounts receivable	93,055	63,832	45.8%
Amounts due from related companies	14,466	206,385	(93.0%)
Inventories	55,361	72,378	(23.5%)
Income taxes to be recovered	67,455	60,246	12.0%
Prepaid expenses	17,361	8,266	110.0%
Deferred income taxes	71,523	40,724	75.6%
Other current assets	53,198	303,306	(82.5%)
Net of long-term leasing contracts	—	—
Net of assets for leasing	—	—

Total currrent assets	1,226,218	1,435,895	(14.6%)

PROPERTY, PLANT AND EQUIPMENT
Property	121,962	173,314	(29.6%)
Buildings and infraestructure	10,681,821	12,182,088	(12.3%)
Plant and equipment	1,942,325	2,099,827	(7.5%)
Other assets	439,729	602,731	(27.0%)
Technical re-appraisal	686,464	774,120	(11.3%)
Sub - Total	13,872,302	15,832,080	(12.4%)
Accumulated depreciation	(5,075,159)	(5,268,735)	(3.7%)

Total property, plant and equipment	8,797,142	10,563,346	(16.7%)

OTHER ASSETS
Investments in related companies	198,309	205,443	(3.5%)
Investments in other companies	148,543	170,590	(12.9%)
Positive goodwill	800,122	1,336,684	(40.1%)
Negative goodwill	(74,233)	(181,887)	(59.2%)
Long-term receivables	141,282	118,420	19.3%
Amounts due from related companies	144,263	1,314	—
Deferred income taxes	—	—	—
Intangibles	84,853	82,390	3.0%
Accumulated amortization	(41,744)	(33,395)	25.0%
Others	228,954	222,252	3.0%
Net of long-term leasing contracts	—	—	—

Total other assets	1,630,350	1,921,812	(15.2%)

TOTAL ASSETS	11,653,710	13,921,052	(16.3%)

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PRESS RELEASE

Nine Months 2003 - Consolidated Balance Sheet

LIABILITIES UNDER CHILEAN GAAP, THOUSAND US$

Table 7

LIABILITIES AND SHAREHOLDER’S EQUITY - (thousand US$)	9M 03	9M 02	Chg %

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	471,615	687,092	(31.4%)
Due to banks and financial institutions (short-term portion of long term)	287,391	1,107,358	(74.0%)
Commercial paper equivalent	—	49,491	(100.0%)
Bonds payable (short-term)	109,209	781,485	(86.0%)
Long-term liabilities maturing before one year	42,670	66,539	(35.9%)
Dividends payable	3,191	31,305	(89.8%)
Accounts payable	321,406	333,478	(3.6%)
Notes payable	35,574	4,618	—
Miscellaneous payables	93,490	115,251	(18.9%)
Accounts payable to related companies	27,201	13,909	95.6%
Provisions	75,823	115,725	(34.5%)
Withholdings	78,708	81,948	(4.0%)
Income tax	77,424	49,719	55.7%
Anticipated income	23,903	17,046	40.2%
Deferred taxes	—	—	—
Reinbursable financial contribution	4,073	5,245	(22.3%)
Other current liabilities	105,678	173,906	(39.2%)

Total current liabilities	1,757,355	3,634,115	(51.6%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	2,122,176	2,726,777	(22.2%)
Bonds payable	3,465,378	3,378,397	2.6%
Notes payable	290,714	328,530	(11.5%)
Miscellaneous payables	29,425	35,204	(16.4%)
Amounts payable to related companies	142	1,542,019	(100.0%)
Provisions	439,279	421,522	4.2%
Deferred taxes	93,000	124,815	(25.5%)
Reinbursable financial contribution	15,556	18,914	(17.8%)
Other long-term liabilities	96,958	50,292	92.8%

Total long-term liabilities	6,552,629	8,626,472	(24.0%)

Minority interest	5,582,864	6,862,006	(18.6%)

SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	3,157,929	1,135,420	178.1%
Reserve to equity revaluation	15,660	14,760	6.1%
Additional paid-in capital-share premium	234,391	51,093	—
Other reserves	26,598	94,837	(72.0%)
Total capital and reserves	3,434,577	1,296,111	165.0%
Future dividends reserve	—	—	—
Retained earnings	266,842	616,742	(56.7%)
Retained losses	—	—	—
Net income	38,635	26,413	46.3%
Interim dividends	—	—	—
Development subsidaries deficits	(1,678)	(310)	—
Total retained earnings	303,800	642,845	(52.7%)

Total shareholder’s equity	3,738,377	1,938,956	92.8%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	17,631,224	21,061,549	(16.3%)

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PRESS RELEASE

Nine Months 2003 - Consolidated Balance Sheet

LIABILITIES UNDER CHILEAN GAAP, MILLION CH$

Table 7.1

LIABILITIES AND SHAREHOLDER’S EQUITY - (million Ch$)	9M 03	9M 02	Chg %

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	311,724	454,147	(31.4%)
Due to banks and financial institutions (short-term portion of long term)	189,957	731,931	(74.0%)
Commercial paper equivalent	—	32,712	(100.0%)
Bonds payable (short-term)	72,184	516,538	(86.0%)
Long-term liabilities maturing before one year	28,204	43,981	(35.9%)
Dividends payable	2,109	20,692	(89.8%)
Accounts payable	212,440	220,419	(3.6%)
Notes payable	23,513	3,052	—
Miscellaneous payables	61,794	76,177	(18.9%)
Accounts payable to related companies	17,979	9,193	95.6%
Provisions	50,117	76,491	(34.5%)
Withholdings	52,023	54,165	(4.0%)
Income tax	51,175	32,863	55.7%
Anticipated income	15,799	11,267	40.2%
Deferred taxes	—	—
Reinbursable financial contribution	2,692	3,467	(22.3%)
Other current liabilities	69,850	114,947	(39.2%)

Total current liabilities	1,161,559	2,402,041	(51.6%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,402,695	1,802,318	(22.2%)
Bonds payable	2,290,511	2,233,019	2.6%
Notes payable	192,153	217,149	(11.5%)
Miscellaneous payables	19,449	23,269	(16.4%)
Amounts payable to related companies	94	1,019,229	(100.0%)
Provisions	290,351	278,613	4.2%
Deferred taxes	61,470	82,499	(25.5%)
Reinbursable financial contribution	10,282	12,502	(17.8%)
Other long-term liabilities	64,086	33,242	92.8%

Total long-term liabilities	4,331,091	5,701,839	(24.0%)

Minority interest	3,690,106	4,535,580	(18.6%)

SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	2,087,296	750,479	178.1%
Reserve to equity revaluation	10,351	9,756	6.1%
Additional paid-in capital-share premium	154,925	33,771	—
Other reserves	17,580	62,684	(72.0%)
Total capital and reserves	2,270,152	856,690	165.0%
Future dividends reserve	—	—	—
Retained earnings	176,375	407,648	(56.7%)
Retained losses	—	—
Net income	25,537	17,458	46.3%
Interim dividends	—	—
Development subsidaries deficits	(1,109)	(205)	—
Total retained earnings	200,803	424,901	(52.7%)

Total shareholder’s equity	2,470,955	1,281,592	92.8%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	11,653,710	13,921,052	(16.3%)

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow

CONSOLIDATED BALANCE SHEET ANALYSIS

Total Assets show a decrease of US$ 3,430 million. This is principally due to the decrease of US$ 2,672 million in Fixed Assets as result of the sale of Central Canutillar for US$ 184 million, the sale of transmission lines for US$ 47 million, the deconsolidation following the sale of Río Maipo for US$ 61 million and Infraestructura 2000 for US$ 381 million. Also, due to the effect of exchange rate on fixed assets on overseas companies as result of applying the methodology of carrying the non-monetary assets in the subsidiaries established in unstable countries in historic US Dollars as required by Technical Bulletin Nº 64.

Current Assets decreased by US$ 317 million due principally to the decrease of US$ 290 million in short-term accounts receivable from related companies following the transfer to long-term of the loan of US$ 216 million granted to Atacama Finance, the reduction of US$ 378 million in other current assets, mainly in the reduction of investment forward operations and fewer resale agreements, partially compensated by the increase of US$ 189 in time deposits originated from funds received in the capital increase and the sale of subsidiaries, the increase of US$ 85 million in sales debtors, US$ 47 million in deferred taxes and US$ 44 million in other debtors.

Other Long Term Assets registered a reduction of US$ 441 million, explained by a reduction in the negative and positive goodwill of net investments of US$ 649 million, as result of the writes-off that took place in December 2002; a reduction of US$ 33 million in investments in related companies, mainly due to the effect of the exchange rate in Chile. The above was partially compensated by the increase of US$ 216 million in accounts receivable from related companies after the transfer of the Atacama Finance loan, the increase of US$ 35 million in long-term other debtors and the increase of US$ 10 million in other assets.

Total Liabilities show a decrease of US$ 3,430 million. This is mainly due to the decrease of current liabilities by US$ 1,877 million or 51.6%, principally explained by the decrease of US$ 820 million in the short term portion of the long term obligations with banks, as a result of the refinancing of debt with banks that was concluded last May, a reduction of US$ 215 million in the short term obligations with banks, a decrease of US$ 152 million in other current liabilities and a decrease of US$ 672 million in obligations with the public (bonds).

Long Term Liabilities fell by US$ 2,074 million, or 18.6%, mainly as result of the reduction of US$ 1,542 million in payable accounts to related companies at long term following the capitalization of the debt with Elesur, a reduction of US$ 605 million in obligations with banks, partially compensated by an increase of US$ 87 million in the obligations with the public and an increase of US$ 43 million in other long term liabilities.

Minority Interests fell by US$ 1,279 million as result of the decrease in net worth due to the losses during the 2002 period, to the increase in the participation in Cerj, to the deconsolidation of Infraestructura 2000 and to the reduction of the net worth of the overseas subsidiaries in line with the methodology of carrying non-monetary liabilities under historic US$ .

With regard to Equity, we should point out that this rose by US$ 1,799 million respect to September 2002. This variation is principally explained by the subscription of shares for a value of US$ 2,021 million during the month of June 2003 and the overprice of US$ 183 million for the capitalization of the debt of Elesur. It also increased by US$ 39 million due to profits for the period, partially compensated by reduction of US$ 350 million in retained earnings.

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, THOUSAND US$

Table 8

Thousand US$	9M 03	9M 02	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	38,635	26,413	46.3%

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(124,257)	(498)	—
Charges (credits) which do not represent cash flows:
Depreciation	494,142	542,888	(9.0%)
Amortization of intangibles	10,682	12,639	(15.5%)
Write-offs and accrued expenses	46,601	57,237	(18.6%)
Accrued profit from related companies (less)	(31,826)	(7,406)	—
Accrued losses from related companies	189	7,319	(97.4%)
Amortization of positive goodwill	60,920	97,175	(37.3%)
Amortization of negative goodwill (less)	(72,373)	(62,172)	(16.4%)
Net, price-level restatement	11,021	(10,395)	206.0%
Net, foreign exchange effect	749	26,836	(97.2%)
Other credits which do not represent cash flow (less)	(28,561)	(383,050)	92.5%
Other charges which do not represent cash flow	189,319	198,251	(4.5%)
Assets variations which affect cash flow:
Decrease in receivables accounts	(157,831)	201,771	(178.2%)
Decrease (increase) in inventory	4,209	3,875	8.6%
Decrease (increase) in other assets	28,751	(132,484)	121.7%
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(42,813)	(165,517)	74.1%
Increase of payable interest	46,463	154,113	(69.9%)
Net increase (decrease) of payable income tax	15,304	(95,512)	116.0%
Increase (decrease) of other payable accounts related to non-operating income	39,246	15,079	160.3%
Net (decrease) of payable value added tax and other taxes	(2,870)	17,111	(116.	8%)
Profit related to minority interest	81,194	221,132	(63.3%)

NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	606,891	724,803	(16.3%)

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow

Cont. Table 8

Thousand US$	1H 03	1H 02	Chg %

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	705,187	2,826	—
Proceeds from loans hired	698,923	1,247,252	(44.0%)
Proceeds from debt issuance	713,593	197,293	261.7%
Proceeds from loans obtained from related companies	—	—
Proceeds from other loans obtained from related companies	—	—
Other sources of financing	16,870	14,947	12.9%
Capital paid	(14,583)	(126,203)	88.4%
Dividends paid	(115,584)	(146,897)	21.3%
Loans, debt amortization (less)	(1,714,105)	(1,335,899)	(28.3%)
Issuance debt amortization (less)	(640,749)	(33,543)	—
Amortization of loans obtained from related companies	(6,779)	(36,625)	81.5%
Amortization of other loans obtained from related companies	—	(173)	100.0%
Expenses paid related to capital variations (less)	(16,492)	—
Expenses paid related to debt issuance (less)	(7,584)	(16,606)	54.3%
Other disbursements related to financing (less)	(145,099)	(18,152)	—

NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(526,402)	(251,780)	(109.1%)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	246,503	33,776	—
Sale of other investments	—	2	(100.0%)
Sale of long-term Investments	185,962	—
Collection upon other loans to related companies	37,895	3,883	—
Other income on investments	77,098	1,787	—
Additions to fixed assets (less)	(300,911)	(326,576)	7.9%
Long-term investments (less)	(38)	(35,710)	99.9%
Investment in financing instruments	—	(21,793)	100.0%
Other loans to related companies (less)	(451)	—
Other investment disbursements (less)	(11,274)	(6,289)	(79.3%)

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	234,784	(350,920)	166.9%

NET POSITIVE CASH FLOW FOR THE PERIOD	315,273	122,103	158.2%

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(85,290)	4,065	—

NET VARIATION OF CASH AND CASH EQUIVALENT	229,982	126,167	82.3%

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	338,663	333,518	1.5%

FINAL BALANCE OF CASH AND CASH EQUIVALENT	568,645	459,685	23.7%

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow

UNDER CHILEAN GAAP, MILLION CH$

Table 8.1

Million Ch$	9M 03	9M 02	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	25,537	17,458	46.3%

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(82,130)	(329)	—
Charges (credits) which do not represent cash flows:
Depreciation	326,613	358,832	(9.0%)
Amortization of intangibles	7,060	8,354	(15.5%)
Write-offs and accrued expenses	30,802	37,832	(18.6%)
Accrued profit from related companies (less)	(21,036)	(4,895)	—
Accrued losses from related companies	125	4,837	(97.4%)
Amortization of positive goodwill	40,267	64,230	(37.3%)
Amortization of negative goodwill (less)	(47,836)	(41,094)	(16.4%)
Net, price-level restatement	7,284	(6,870)	206.0%
Net, foreign exchange effect	495	17,737	(97.2%)
Other credits which do not represent cash flow (less)	(18,878)	(253,184)	92.5%
Other charges which do not represent cash flow	125,134	131,038	(4.5%)
Assets variations which affect cash flow:
Decrease in receivables accounts	(104,322)	133,364	(178.2%)
Decrease (increase) in inventory	2,782	2,561	8.6%
Decrease (increase) in other assets	19,004	(87,568)	121.7%
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(28,298)	(109,401)	74.1%
Increase of payable interest	30,711	101,864	(69.9%)
Net increase (decrease) of payable income tax	10,116	(63,130)	116.0%
Increase (decrease) of other payable accounts related to non-operating income	25,940	9,966	160.3%
Net (decrease) of payable value added tax and other taxes	(1,897)	11,310	(116.8%)
Profit related to minority interest	53,666	146,161	(63.3%)

NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	401,137	479,073	(16.3%)

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow

Cont. Table 8.1

Million Ch$	9M 03	9M 02	Chg %

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	466,107	1,868	—
Proceeds from loans hired	461,967	824,396	(44.0%)
Proceeds from debt issuance	471,664	130,405	261.7%
Proceeds from loans obtained from related companies	—	—
Proceeds from other loans obtained from related companies	—	—
Other sources of financing	11,151	9,879	12.9%
Capital paid	(9,639)	(83,416)	88.4%
Dividends paid	(76,398)	(97,095)	21.3%
Loans, debt amortization (less)	(1,132,972)	(882,989)	(28.3%)
Issuance debt amortization (less)	(423,516)	(22,171)	—
Amortization of loans obtained from related companies	(4,481)	(24,208)	81.5%
Amortization of other loans obtained from related companies	—	(114)	100.0%
Expenses paid related to capital variations (less)	(10,901)	—
Expenses paid related to debt issuance (less)	(5,013)	(10,976)	54.3%
Other disbursements related to financing (less)	(95,906)	(11,998)	—

NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(347,936)	(166,419)	(109.1%)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	162,931	22,325	—
Sale of other investments	—	1	(100.0%)
Sale of long-term Investments	122,915	—
Collection upon other loans to related companies	25,047	2,566	—
Other income on investments	50,959	1,181	—
Additions to fixed assets (less)	(198,893)	(215,857)	7.9%
Long-term investments (less)	(25)	(23,604)	99.9%
Investment in financing instruments	—	(14,404)	100.0%
Other loans to related companies (less)	(298)	—
Other investment disbursements (less)	(7,452)	(4,157)	(79.3%)

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	155,185	(231,948)	166.9%

NET POSITIVE CASH FLOW FOR THE PERIOD	208,386	80,706	158.2%

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(56,374)	2,687	—

NET VARIATION OF CASH AND CASH EQUIVALENT	152,012	83,393	82.3%

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	223,846	220,445	1.5%

FINAL BALANCE OF CASH AND CASH EQUIVALENT	375,858	303,838	23.7%

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the company generated a net cash flow of US$ 315.3 million, which is comprised of the following:

Table 9

Effective Cash Flow (thousand US$)	9M 03	9M 02	Chg %

Operating	606,890	724,803	(16.3%)
Financing	(526,402)	(251,780)	(109.1%)
Investment	234,784	(350,921)	166.9%

Net cash flow of the period	315,271	122,102	158.2%

Table 9.1

Effective Cash Flow (million Ch$)	9M 03	9M 02	Chg %

Operating	401,136	479,073	(16.3%)
Financing	(347,936)	(166,419)	(109.1%)
Investment	155,185	(231,948)	166.9%

Net cash flow of the period	208,385	80,706	158.2%

Operating activities generated a positive cash flow of US$ 606.9 million, US$ 135.9 million less than during the same period of last year. This cash flow is comprised mainly of profits for the period of US$ 38.6 million, plus net charges to results of US$ 813.6 million that do not represent cash flow, and correspond to the Depreciation of US$ 494.1 million for the period, writes-off and provisions of US$ 46.6 million, amortization of US$ 60.9 million on the negative and positive goodwill on investments and US$ 189.3 million for other charges that do not represent cash flow, the main item of this being US$ 103.5 million for the effect of the conversion to Technical Bulletin N° 64, increased by the rise in liabilities that affect the cash flow by US$ 55.3 million. The above was partially compensated by an increase of US$ 124.9 million in assets that that affect operating cash flows, principally due to the increase in sales debtors in Argentina and Brazil, to the increase of US$ 72.4 in amortizations and US$ 28.6 million in other credits that do not represent cash flow, of which US$ 12.7 million correspond to the effect of the positive conversion of the overseas subsidiaries.

Financing activities produced a negative cash flow of US$ 274.6 million, explained basically by loan repayments of US$ 1,714.1 million, dividend payments for US$ 115.6 million, payments of obligations with the public for US$ 640.8 million and other disbursements on investments for US$ 145.1 million. The above is partially compensated by the issue of shares for US$ 705.2 million, new loans received for US$ 698.9 million and the placement of bonds for US$ 713.6 million.

Investment activities generated a net positive cash flow of US$ 234.8 million that corresponds principally to the sale of Fixed Assets, Canutillar and Transmission Lines for US$ 246.5 million, to the sale of investments of US$ 185.9 million in Río Maipo and to other income for US$ 77.1 million, partially compensated by the incorporation of fixed assets for US$ 300.9 million, with the most important being the investment Endesa is making in the Ralco Plant that for this period amounts to US$ 142.2 million and other disbursements for US$ 11.3 million.

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow Analysis

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS AND ENDESA CHILE.

Table 10

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others

	9M 03	9M 02	9M 03	9M 02	9M 03	9M 02	9M 03	9M 02	9M 03	9M 02

Argentina	12,732	17,024	0	0	1,771	1,483	0	40,165	0	0
Peru	0	0	15,217	15,537	0	0	0	0	8,658	0
Brazil	103	17,233	0	19,753	0	0	0	-39,849	0	0
Colombia	28,044	15,563	14,883	15	0	0	11,200	49,914	0	44,144
Chile	7,397	10,549	0	0	0	0	34,940	0	0	0

Total	48,276	60,369	30,100	35,305	1,771	1,483	46,140	50,230	8,658	44,144

Thousand US $	Total Cash Received

	9M 03	9M 02

Argentina	14,503	58,672
Peru	23,875	15,537
Brazil	103	-2,863
Colombia	54,127	109,636
Chile	42,337	10,549

Total	134,945	191,531

Table 10.1

Million Ch$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others

	9M 03	9M 02	9M 03	9M 02	9M 03	9M 02	9M 03	9M 02	9M 03	9M 02
Argentina	8,415	11,252	0	0	1,171	980	0	26,548	0	0
Peru	0	0	10,058	10,269	0	0	0	0	5,723	0
Brazil	68	11,390	0	13,056	0	0	0	-26,339	0	0
Colombia	18,536	10,287	9,837	10	0	0	7,403	32,992	0	29,178
Chile	4,889	6,973	0	0	0	0	23,094	0	0	0

Total	31,909	39,902	19,895	23,335	1,171	980	30,497	33,201	5,723	29,178

Million Ch$	Total Cash Received

	9M 03	9M 02

Argentina	9,586	38,780
Peru	15,781	10,269
Brazil	68	-1,892
Colombia	35,776	72,466
Chile	27,983	6,973

Total	89,195	126,596

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PRESS RELEASE

Nine Months 2003 - Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 11

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	9M 03	9M 02	9M 03	9M 02

Endesa S.A.	158,113	141,501	226,028	231,938
Chilectra S.A.	21,127	20,282	14,391	14,503
Rio Maipo S.A.	—	6,854	—	2,157
Edesur S.A.	27,036	20,825	66,316	78,731
Edelnor S.A.	14,396	21,957	19,614	20,771
Cerj	41,203	30,935	53,517	67,008
Coelce	23,015	54,136	46,860	50,606
Codensa S.A.	15,001	29,304	63,470	72,879
Cam Ltda.	735	274	1,337	1,275
Inmobiliaria Manso de Velasco Ltda.	—	—	262	235
Synapsis Soluciones y Servicios Ltda.	286	507	1,107	1,610
Holding Enersis	—	—	1,238	1,176

Total	300,911	326,575	494,140	542,888

Table 11.1

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	9M 03	9M 02	9M 03	9M 02

Endesa S.A.	104,508	93,528	149,398	153,304
Chilectra S.A.	13,964	13,406	9,512	9,586
Rio Maipo S.A.	—	4,530	—	1,426
Edesur S.A.	17,870	13,765	43,833	52,039
Edelnor S.A.	9,515	14,513	12,964	13,729
Cerj	27,234	20,447	35,373	44,290
Coelce	15,212	35,782	30,973	33,449
Codensa S.A.	9,915	19,369	41,952	48,171
Cam Ltda.	486	181	884	843
Inmobiliaria Manso de Velasco Ltda.	—	—	173	155
Synapsis Soluciones y Servicios Ltda.	189	335	732	1,064
Holding Enersis	—	—	818	777

Total	198,893	215,856	326,612	358,833

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Nine Months 2003 - Generation Business

GENERATION BUSINESS

Table 12

	Million US$			Million Ch$

	9M 03	9M 02	Chg %	9M 03	9M 02	Chg %

Operating Revenues	1,108	1,114	(0.5%)	732,422	736,202	(0.5%)
Operating Expenses	(662)	(665)	0.6%	(437,371)	(439,804)	0.6%
Selling and Administrative Expenses	(35)	(38)	(7.6%)	(23,420)	(25,343)	(7.6%)

Operating Income	411	410	0.2%	271,631	271,055	0.2%

Interest Income	17	16	7.3%	11,012	10,265	7.3%
Interest Expenses	(237)	(251)	5.4%	(156,950)	(165,841)	5.4%
Net Financial Income (Expenses)	(221)	(235)	6.2%	(145,938)	(155,576)	6.2%
Equity Gains from Related Company	32	7	326.5%	21,000	4,923	326.5%
Equity Losses from Related Company	(0)	(7)	97.0%	142	(4,669)	97.0%
Net Income from Related Companies	32	0	8109.5%	20,859	254	8109.5%
Other Non Operating Income	49	117	(57.9%)	32,648	77,492	(57.9%)
Other Non Operating Expenses	(62)	(75)	18.2%	40,702	(49,745)	18.2%
Net other Non Operating Income (Expenses)	(12)	42	(129.0%)	8,054	27,748	(129.0%)
Price Level Restatement	0	6	(92.1%)	311	3,943	(92.1%)
Foreign Exchange Effect	11	(3)	444.4%	7,091	(2,059)	444.4%
Net of Monetary Exposure	11	3	292.8%	7,402	1,884	292.8%
Possitive Goodwill Amortization	(2)	(11)	82.1%	(1,273)	7,112	82.1%

Non Operating Income	(192)	(201)	4.4%	127,005	(132,803)	4.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	219	209	4.6%	144,627	138,252	4.6%
Extraordinary Items	0	(18)	(100.0%)	0	(11,965)	(100.0%)
Income Tax	(48)	(82)	41.3%	(31,671)	(53,916)	41.3%
Minority Interest	(88)	(68)	(29.3%)	(58,000)	(44,871)	(29.3%)
Negative Goodwill Amortization	19	59	(68.4%)	12,428	39,318	(68.4%)

NET INCOME	102	101	0.8%	67,383	66,819	0.8%

NET INCOME

Endesa Chile recorded a Net Income of US$ 102 million as of September 30, 2003, which is a 0.8% higher than Net Income of US$ 101 million obtained during the same period of year 2002. This is mainly related to:

OPERATING INCOME

Operating Income of Endesa Chile as of September 2003 amounted to US$ 410.9 million, an increase of US$ 0.87 million. This increase in the net operating income, despite the sale of Central Canutillar in April of this year and the deconsolidation of Infraestructura 2000, was due principally to the improved results from our operations in Argentina, as a result of greater volumes of water, and Colombia due to the improved sales prices, partially compensated by reduced results in Brazil and Peru.

In Chile, operating income amounted to US$ 180 million, a reduction of 6.2% with respect to the same period of 2002. This is explained principally by the deconsolidation of Infraestructura 2000 during this year and by the fact that the increase of 3.7% in income from sales of energy, despite the sale of Central Canutillar at the end of April 2003, were more than compensated by the higher costs of fuel as a result of the greater generation of thermal power and by the higher costs of purchasing energy and of tolls. Nevertheless, on comparing the operating result in 2003 with the same period of 2002, excluding the effects of Infraestructura 2000. that was sold on June 24 of this year and which was unconsolidated as of January 1, 2003, the operating result for Chile reflects a reduction of 1.2%.

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Nine Months 2003 - Generation Business

In Colombia, operating income for the third quarter of 2003 increased by 10.7% to US$ 106.3 million due fundamentally to higher sales prices on the spot market as a result of lower supplies of water that affected that country. This was partially compensated by the lower physical sales during the period.

In Argentina, operating income amounted to US$ 39 million, an increase of 214%. This improvement in results is due to the good performance on subsidiaries, El Chocón and Costanera, whose operating results increased by US$ 15.3 and US$ 11.3 million, respectively. The improved result of El Chocón is due to greater production of energy during this period of 2003 with respect to the same date of 2002 as a result of abundant water supplies, added to the better average sales prices on the spot market. The increase in Costanera’s result is explained principally by the greater income from the payment of power from contracts related to the second line interconnected with Brazil that in 2002 began to show an income as from the month of May.

On the other hand, in Peru, the operating income as of September 2003 fell by 8.1% with respect to September 2002, amounting to US$ 76.9 million. This is the result of the higher costs of purchasing energy and transport, partially compensated by the increase in physical sales of energy.

In Brazil, operating income of Cachoeira Dourada fell by 66.8%, closing at US$ 8.7 million. The fall in operating income is mainly due to a reduction of 39.4% in the average sales prices of energy derived principally from the devaluation of the Brazilian Real with respect to the US Dollar that has appreciated 22% with respect to its value as of September 2002 and to the reduction of 10% established originally in the contract, as from September 2002.

With respect to the renegotiation of the contract between our affiliate CIEN and COPEL, the process of gathering information continues in order to close the agreement reached between the parties. We expect the agreement to be ratified by ANEEL, the National Electric Power Agency, in the next few days. This agreement will permit CIEN to recover the amounts owed by COPEL in a brief period, without affecting in any significant manner the operating results of our subsidiary Costanera.

NON OPERATING INCOME

The Company’s Non-Operating Income for the first three quarters of 2003 improved 4.4%, reducing losses from US$ 200.9 million during the nine month period ended September 2002 to US$ 192.1 million for the same period of 2003. This improvement is mainly due to:

•	US$ 14.6 million of lower net financial expenses

•	US$ 31.2 of higher net income from related companies, and

•	US$ 13.8 million of better results from exchange differences.

These positive facts are offset by:

•	US$ 67.8 million of lower net other non operating income

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Nine Months 2003 - Generation Business

Table 13

Country		Market	GWh Sold		Var 03-02	Chg %	Market Share

			9M 03	9M 03			9M 03	9M 03

Chile		SIC & SING	13,962	13,372	591	4.4%	44.1%	44.7%

		SIC	13,248	12,672	577	4.5%	55.4%	56.0%
		SING	714	700	14	2.0%	9.2%	9.6%

Argentina		SIN	7,215	5,854	1,361	23.2%	10.5%	9.6%

	Chocón		3,977	2,188	1,789	81.8%	6.0%	4.0%
	Costanera		3,238	3,666	(428)	(11.7%)	4.5%	5.6%

Peru		SICN	3,401	3,021	380	12.6%	22.1%	20.7%

	Edegel		3,401	3,021	380	12.6%	22.1%	20.7%

Colombia		SIN	11,136	11,277	(141)	(1.3%)	22.2%	22.4%

	Betania		1,963	2,017	(54)	(2.7%)	3.9%	4.0%
	Emgesa		9,173	9,260	(87)	(0.9%)	18.3%	18.4%

Brazil		SICN	2,781	2,769	12	0.4%	1.2%	1.2%

	Cachoeira		2,781	2,769	12	0.4%	1.2%	1.2%

Total			38,495	36,293	2,202	6.1%

Company	GWh produced		Var 03-02	Chg %

	9M 03	9M 02

Chilean Companies	12,351	12,023	329	2.7%
Chocón	3,488	2,151	1,337	62.2%
Costanera	2,687	3,049	(362)	(11.9%)
Edegel	3,413	3,120	293	9.4%
Betania	1,167	1,434	(267)	(18.6%)
Emgesa	6,765	6,625	140	2.1%
Cachoeira	2,086	1,752	334	19.1%

TOTAL	31,958	30,154	1,804	6.0%

Endesa Financial Debt Maturity (with third party) TOTAL: US$ 3,573 million

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Nine Months 2003 - Distribution Business

DISTRIBUTION BUSINESS

Reminder: Figures of foreign subsidiaries are accounted under Chilean Technical Bulletin 64, and because of that, they are different than those registered in their respective local GAAP.

CHILECTRA

Table 14

	Million US$			Million Ch$

	9M 03	9M 02	Chg %	9M 03	9M 02	Chg %

Revenues from Sales	466	442	5.4%	308,263	292,363	5.4%
Other Operating Revenues	16	16	(1.2%)	10,750	10,881	(1.2%)
Operating Revenues	483	459	5.2%	319,013	303,244	5.2%
Energy Purchases	(291)	(272)	(6.9%)	(192,095)	(179,649)	(6.9%)
Other Operating Cost	(47)	(45)	(4.8%)	(31,313)	(29,880)	(4.8%)
Operating Expenses	(338)	(317)	(6.6%)	(223,408)	(209,529)	(6.6%)
Selling and Administrative Expenses	(36)	(35)	(3.0%)	(24,064)	(23,358)	(3.0%)

Operating Income	108	106	1.7%	71,541	70,357	1.7%

Interest Income	2	16	(88.2%)	1,268	10,711	(88.2%)
Interest Expenses	(45)	(58)	22.6%	(29,910)	(38,660)	22.6%
Net Financial Income (Expenses)	(43)	(42)	(2.5%)	(28,642)	(27,949)	(2.5%)
Equity Gains from Related Company	5	90	(94.0%)	3,544	59,266	(94.0%)
Equity Losses from Related Company	(83)	(2)	—	(54,629)	(1,600)	—
Net Income from Related Companies	(77)	87	(188.6%)	(51,085)	57,666	(188.6%)
Other Non Operating Income	35	41	(14.7%)	22,938	26,899	(14.7%)
Other Non Operating Expenses	(14)	(88)	84.5%	(9,069)	(58,382)	84.5%
Conversion Effect (BT 64)	0	0	—	0	0	—
Net other Non Operating Income (Expenses)	21	(48)	144.1%	13,869	(31,483)	144.1%
Price Level Restatement	6	(28)	121.9%	4,037	(18,454)	121.9%
Foreign Exchange Effect	0	0	—	0	0	—
Net of Monetary Exposure	6	(28)	121.9%	4,037	(18,454)	121.9%
Possitive Goodwill Amortization	(0)	(13)	96.8%	(267)	(8,474)	96.8%

Non Operating Income	(94)	(43)	(116.4%)	(62,088)	(28,694)	(116.4%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	14	63	(77.3%)	9,453	41,663	(77.3%)
Extraordinary Items	0	0	—	0	0	—
Income Tax	(7)	(11)	37.8%	(4,398)	(7,071)	37.8%
Minority Interest	16	5	183.6%	10,305	3,634	183.6%
Negative Goodwill Amortization	20	1	—	12,923	444	—

NET INCOME	43	59	(26.9%)	28,283	38,670	(26.9%)

NET INCOME

Chilectra recorded a Net Income of US$ 43 million as of September 30, 2003, compared to US$ 59 million registered 2002, and mainly related to:

OPERATING INCOME

Higher Operating Income of US$ 2 million, due to higher energy sales of MMUS$ 24 million, compensated by higher energy cost of US$ 19 million, and higher SG&A expenses of US$ 1 million.

NON OPERATING INCOME

Lower Non-Operating Income of US$ 51 million, mainly due to higher net losses recorded by Chilectra’s investments in Brazil and Argentina. This was partially compensated by lower contingency provisions accounted in Argentina and Brazil, higher price level restatement of US$ 34 million, and extraordinary writes-off of goodwill amortization in the companies established in Argentina and Brazil accounted during 2002 of US$ 12 million.

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Nine Months 2003 - Distribution Business

OTHER

Higher negative goodwill amortization of US$ 19 million, registered from the acquisition of Cerj’s shares during the month of June. This negative goodwill accounted from Cerj was completely amortized during this period. Higher positive Minority Interest of MMU$ 10 million. Lower Tax payment of US$ 4 million.

ADDITIONAL INFORMATION

Table 15

Chilectra	9M 03	9M 02	Chg %

Customers (Th)	1,332	1,310	1.7%
GWh Sold	7,813	7,400	5.6%
Clients/Emploee	1,781	1,812	-1.7%
Energy Losses GWh (TTM)	600	592	-1.4%
Energy Losses % (TTM)	5.5%	5.7%	0.2%

Chilectra Financial Debt Maturity (with third party) TOTAL: US$ 20 million

Chilean Peso Exchange Rate

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Nine Months 2003 - Distribution Business

CERJ

Table 16

	Million US$			Million Ch$

	9M 03	9M 02	Chg %	9M 03	9M 02	Chg %

Revenues from Sales	367	441	(16.7%)	242,845	291,500	(16.7%)
Other Operating Revenues	23	12	86.1%	15,334	8,241	86.1%
Operating Revenues	391	453	(13.9%)	258,179	299,741	(13.9%)
Energy Purchases	(218)	(229)	5.0%	(143,942)	(151,489)	5.0%
Other Operating Cost	(120)	(166)	28.1%	(78,992)	(109,939)	28.1%
Operating Expenses	(337)	(396)	14.7%	(222,934)	(261,428)	14.7%
Selling and Administrative Expenses	(12)	(18)	31.7%	(8,173)	(11,973)	31.7%

Operating Income	41	40	2.8%	27,072	26,340	2.8%

Interest Income	17	18	(7.8%)	11,173	12,117	(7.8%)
Interest Expenses	(51)	(49)	(4.1%)	(33,998)	(32,648)	(4.1%)
Net Financial Income (Expenses)	(35)	(31)	(11.2%)	(22,825)	(20,531)	(11.2%)
Equity Gains from Related Company	0	3	(100.0%)	0	2,142	(100.0%)
Equity Losses from Related Company	(4)	0	—	(2,842)	0	—
Net Income from Related Companies	(4)	3	(232.7%)	(2,842)	2,142	(232.7%)
Other Non Operating Income	9	8	20.3%	6,017	5,000	20.3%
Other Non Operating Expenses	(76)	(58)	(31.8%)	(50,387)	(38,241)	(31.8%)
Conversion Effect (BT 64)	(77)	211	(136.7%)	(51,082)	139,297	(136.7%)
Net other Non Operating Income (Expenses)	(144)	160	(190.0%)	(95,452)	106,056	(190.0%)
Price Level Restatement	0	0	—	0	0	—
Foreign Exchange Effect	0	0	—	0	0	—
Net of Monetary Exposure	0	0	—	0	0	—
Possitive Goodwill Amortization	0	0	—	0	0	—

Non Operating Income	(183)	133	(238.2%)	(121,119)	87,667	(238.2%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(142)	172	(182.5%)	(94,047)	114,007	(182.5%)
Extraordinary Items	0	0	—	0	0	—
Income Tax	(4)	9	(141.2%)	(2,544)	6,177	(141.2%)
Minority Interest	0	0	—	0	0	—
Negative Goodwill Amortization	0	0	—	0	0	—

NET INCOME	(146)	182	(180.4%)	(96,591)	120,184	(180.4%)

NET INCOME

Cerj recorded a Net Loss of US$ 146 million as of September 30, 2003, US$ 328 million lower than September 2002. This is primarily due to:

OPERATING INCOME

Higher Operating Income of US$ 1 million related to higher revenues from electric services of US$ 11million, lower operating and maintenance cost and third party services of US$ 28 million, lower depreciation and amortization expenses of US$ 13 million, lower energy purchases of US$ 11 million, lower labor cost of US$ 6 million and lower SG&A expenses of US$ 6 million. The above was compensated by lower energy sales of US$ 74 million.

NON OPERATING INCOME

Lower Non Operating Income of US$ 316 million, mainly due to higher negative conversion effect as result of the Brazilian Reais appreciation and also due to US$ 288 million coming from applying the Technical Bulletin N°64 of Chilean Accounting Principles. Also affected higher legal contingency and litigation provisions of US$ 6 million, higher net losses from related companies of US$ 4 million, and higher financial expenses of US$ 3 million.

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Nine Months 2003 - Distribution Business

OTHER

Higher tax payment of US$ 13 million.

ADITIONAL INFORMATION

Table 17

Cerj	9M 03	9M 02	Chg %

Customers (Th)	1,757	1,768	-0.6%
GWh Sold	5,806	5,263	10.3%
Clients/Emploee	1,161	1,215	-4.4%
Energy Losses GWh (TTM)	2,239	1,988	-12.6%
Energy Losses % (TTM)	23.5%	22.8%	-0.6%

Cerj Financial Debt Maturity (with third party) TOTAL: US$ 223 million

Real Exchange Rate

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PRESS RELEASE

Nine Months 2003 - Distribution Business

COELCE

Table 18

	Million US$			Million Ch$

	9M 03	9M 02	Chg %	9M 03	9M 02	Chg %

Revenues from Sales	245	291	(15.8%)	161,957	192,439	(15.8%)
Other Operating Revenues	4	5	(22.7%)	2,752	3,562	(22.7%)
Operating Revenues	249	297	(16.0%)	164,709	196,001	(16.0%)
Energy Purchases	(104)	(118)	11.4%	(68,973)	(77,837)	11.4%
Other Operating Cost	(82)	(87)	6.0%	(54,305)	(57,762)	6.0%
Operating Expenses	(187)	(205)	9.1%	(123,278)	(135,599)	9.1%
Selling and Administrative Expenses	(34)	(50)	32.0%	(22,339)	(32,862)	32.0%

Operating Income	29	42	(30.7%)	19,092	27,540	(30.7%)

Interest Income	28	26	9.5%	18,735	17,111	9.5%
Interest Expenses	(41)	(41)	(0.9%)	(27,036)	(26,804)	(0.9%)
Net Financial Income (Expenses)	(13)	(15)	14.4%	(8,301)	(9,693)	14.4%
Equity Gains from Related Company	0	0	—	0	0	—
Equity Losses from Related Company	0	0	—	0	0	—
Net Income from Related Companies	0	0	—	0	0	—
Other Non Operating Income	1	1	33.3%	949	712	33.3%
Other Non Operating Expenses	(7)	(4)	(65.5%)	(4,602)	(2,781)	(65.5%)
Conversion Effect (BT 64)	(25)	42	(159.8%)	(16,772)	28,030	(159.8%)
Net other Non Operating Income (Expenses)	(31)	39	(178.7%)	(20,425)	25,961	(178.7%)
Price Level Restatement	0	0	—	0	0	—
Foreign Exchange Effect	0	0	—	0	0	—
Net of Monetary Exposure	0	0	—	0	0	—
Possitive Goodwill Amortization	0	0	—	0	0	—

Non Operating Income	(43)	25	(276.6%)	(28,726)	16,268	(276.6%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(15)	66	(122.0%)	(9,634)	43,808	(122.0%)
Extraordinary Items	0	0	—	0	0	—
Income Tax	(6)	(10)	44.5%	(3,765)	(6,787)	44.5%
Minority Interest	0	0	—	0	0	—
Negative Goodwill Amortization	0	0	—	0	0	—

NET INCOME	(20)	56	(136.2%)	(13,399)	37,021	(136.2%)

NET INCOME

Coelce, registered a Net Loss of US$ 20 million as of September 2003, US$ 76 million lower than the previous year. This result, is mainly due to:

OPERATING INCOME

Lower Operating Income of US$ 13 million, mainly due to lower energy sales of US$ 46 million. This figure was partially compensated by lower SG&A expenses of US$ 16 million, lower energy purchases of US$ 13 million, lower depreciation and amortization expenses of US$ 3 million, and lower operating and maintenance cost and third party services of US$ 3 million

NON OPERATING INCOME

Lower Non-Operating Income of US$ 68 million, mainly explained by higher negative conversion effect as a result of the Brazilian Reais appreciation and also due to Technical Bulletin N°64 of Chilean Accounting Principles of US$ 68 million.

OTHER

Lower Tax payment of US$ 5 million.

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PRESS RELEASE

Nine Months 2003 - Distribution Business

ADDITIONAL INFORMATION

Table 19

Coelce	9M 03	9M 02	Chg %

Customers (Th)	2,232	2,136	4.5%
GWh Sold	4,302	4,036	6.6%
Clients/Emploee	1,624	1,517	7.1%
Energy Losses GWh (TTM)	898	790	-13.6%
Energy Losses % (TTM)	13.3%	12.9%	-0.4%

Coelce Financial Debt Maturity (with third party) TOTAL: US$ 251 million

Real Exchange Rate

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PRESS RELEASE

Nine Months 2003 - Distribution Business

CODENSA

Table 20

	Million US$			Million Ch$

	9M 03	9M 02	Chg %	9M 03	9M 02	Chg %

Revenues from Sales	286	365	(21.6%)	189,231	241,233	(21.6%)
Other Operating Revenues	56	45	23.1%	36,872	29,958	23.1%
Operating Revenues	342	410	(16.6%)	226,103	271,191	(16.6%)
Energy Purchases	(177)	(207)	14.4%	(117,144)	(136,858)	14.4%
Other Operating Cost	(124)	(136)	9.4%	(81,745)	(90,181)	9.4%
Operating Expenses	(301)	(343)	12.4%	(198,889)	(227,039)	12.4%
Selling and Administrative Expenses	(18)	(28)	36.6%	(11,776)	(18,582)	36.6%

Operating Income	23	39	(39.6%)	15,438	25,570	(39.6%)

Interest Income	8	18	(56.1%)	5,308	12,094	(56.1%)
Interest Expenses	(5)	(3)	(36.6%)	(3,008)	(2,202)	(36.6%)
Net Financial Income (Expenses)	3	15	(76.7%)	2,300	9,892	(76.7%)
Equity Gains from Related Company	0	0	—	0	0	—
Equity Losses from Related Company	0	0	—	0	0	—
Net Income from Related Companies	0	0	—	0	0	—
Other Non Operating Income	1	2	(37.5%)	832	1,332	(37.5%)
Other Non Operating Expenses	(1)	(19)	97.3%	(343)	(12,525)	97.3%
Conversion Effect (BT 64)	1	(11)	108.6%	646	(7,473)	108.6%
Net other Non Operating Income (Expenses)	2	(28)	106.1%	1,135	(18,666)	106.1%
Price Level Restatement	0	0	—	0	0	—
Foreign Exchange Effect	0	0	—	0	0	—
Net of Monetary Exposure	0	0	—	0	0	—
Possitive Goodwill Amortization	0	0	—	0	0	—

Non Operating Income	5	(13)	139.1%	3,435	(8,774)	139.1%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	29	25	12.4%	18,873	16,796	12.4%
Extraordinary Items	0	0	—	0	0	—
Income Tax	(19)	(31)	37.1%	(12,723)	(20,217)	37.1%
Minority Interest	0	0	—	0	0	—
Negative Goodwill Amortization	0	0	—	0	0	—

NET INCOME	9	(5)	279.8%	6,150	(3,421)	279.8%

NET INCOME

Codensa registered a Net Income of US$ 9 million as of September 30, 2003. This figure, represents US$ 14 million increase compare to year 2002. This is primarily attributable to:

OPERATING INCOME

Lower Operating Income of US$ 15 million, primarily explained by lower energy sales of US$ 79 million. This figure was compensated by lower energy purchases of US$ 30 million, higher revenues from electric services of US$ 10 million, lower SG&A expenses of US$ 10 million, lower depreciation and amortization expenses of US$ 8 million, lower operating and maintenance cost and third party services of US$ 3 million and lower labor cost of US$ 1 million.

NON OPERATING INCOME

Higher Non-Operating Income of US$ 18 million, net other non operating income of US$ 18 million, higher positive conversion effect registered as a result of the Colombian Peso depreciation and also due to Technical Bulletin N°64 of Chilean Accounting Principles of US$ 12 million. This figure was partially compensated by lower net financial income of US$ 11 million.

OTHER

Lower Tax payment of US$ 11 million.

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PRESS RELEASE

Nine Months 2003 - Distribution Business

ADDITIONAL INFORMATION

Table 21

Codensa	9M 03	9M 02	Chg %

Customers (Th)	1,956	1,893	3.3%
GWh Sold	6,869	6,726	2.1%
Clients/Emploee	2,301	2,278	1.0%
Energy Losses GWh (TTM)	1,061	1,017	-4.3%
Energy Losses % (TTM)	10.4%	10.2%	-0.2%

Codensa Financial Debt Maturity (with third party) TOTAL: US$ 63 million

Col. Peso Exchange Rate

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Nine Months 2003 - Distribution Business

EDELNOR

Table 22

	Million US$			Million Ch$

	9M 03	9M 02	Chg %	9M 03	9M 02	Chg %

Revenues from Sales	215	236	(8.9%)	142,265	156,161	(8.9%)
Other Operating Revenues	7	9	(22.7%)	4,675	6,048	(22.7%)
Operating Revenues	222	245	(9.4%)	146,940	162,209	(9.4%)
Energy Purchases	(138)	(149)	7.4%	(91,333)	(98,589)	7.4%
Other Operating Cost	(28)	(32)	11.9%	(18,556)	(21,062)	11.9%
Operating Expenses	(166)	(181)	8.2%	(109,889)	(119,651)	8.2%
Selling and Administrative Expenses	(20)	(23)	11.7%	(13,521)	(15,314)	11.7%

Operating Income	36	41	(13.6%)	23,530	27,244	(13.6%)

Interest Income	2	3	(27.2%)	1,507	2,071	(27.2%)
Interest Expenses	(6)	(8)	24.9%	(4,114)	(5,476)	24.9%
Net Financial Income (Expenses)	(4)	(5)	23.4%	(2,607)	(3,405)	23.4%
Equity Gains from Related Company	0	0	—	0	0	—
Equity Losses from Related Company	0	0	—	0	0	—
Net Income from Related Companies	0	0	—	0	0	—
Other Non Operating Income	4	5	(11.4%)	2,752	3,106	(11.4%)
Other Non Operating Expenses	(2)	(2)	9.1%	(1,453)	(1,599)	9.1%
Conversion Effect (BT 64)	(2)	9	(118.8%)	(1,158)	6,171	(118.8%)
Net other Non Operating Income (Expenses)	0	12	(98.2%)	141	7,678	(98.2%)
Price Level Restatement	0	0	—	0	0	—
Foreign Exchange Effect	0	0	—	0	0	—
Net of Monetary Exposure	0	0	—	0	0	—
Possitive Goodwill Amortization	0	0	—	0	0	—

Non Operating Income	(4)	6	(157.7%)	(2,466)	4,273	(157.7%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	32	48	(33.2%)	21,064	31,517	(33.2%)
Extraordinary Items	0	0	—	0	0	—
Income Tax	(12)	(17)	28.1%	(7,900)	(10,994)	28.1%
Minority Interest	0	0	—	0	0	—
Negative Goodwill Amortization	0	0	—	0	0	—

NET INCOME	20	31	(35.9%)	13,164	20,523	(35.9%)

NET INCOME

Edelnor registered a Net Income of US$ 20 million; US$ 11 million lower compared to the same period of 2002. This result can be mainly explained by:

OPERATING INCOME

Lower Operating Income of US$ 6 million, related to lower energy sales and services of US$ 23 million, compensated by lower energy purchases and services of US$ 15 million and lower SG&A expenses of US$ 3 million.

NON OPERATING INCOME

Lower Non Operating Income of US$ 10 million, related to higher negative conversion effect as result of the Peruvian Peso appreciation and also due to Technical Bulletin N°64 of Chilean Accounting Principles of US$ 11 million.

OTHER

Lower tax payment of US$ 5 million.

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PRESS RELEASE

Nine Months 2003 - Distribution Business

ADDITIONAL INFORMATION

Table 23

Edelnor	9M 03	9M 02	Chg %

Customers (Th)	883	872	1.2%
GWh Sold	2,953	2,894	2.0%
Clients/Emploee	1,591	1,434	10.9%
Energy Losses GWh (TTM)	361	359	-0.7%
Energy Losses % (TTM)	8.4%	8.6%	0.2%

Edelnor Financial Debt Maturity (with third party) TOTAL: US$ 123 million

Neuvo Sol Exchange Rate

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Nine Months 2003 - Distribution Business

EDESUR

Table 24

	Million US$			Million Ch$

	9M 03	9M 02	Chg %	9M 03	9M 02	Chg %

Revenues from Sales	212	231	(8.1%)	140,278	152,659	(8.1%)
Other Operating Revenues	17	20	(16.4%)	10,995	13,149	(16.4%)
Operating Revenues	229	251	(8.8%)	151,273	165,808	(8.8%)
Energy Purchases	(101)	(101)	0.0%	(66,752)	(66,778)	0.0%
Other Operating Cost	(103)	(115)	10.3%	(67,941)	(75,720)	10.3%
Operating Expenses	(204)	(216)	5.5%	(134,693)	(142,498)	5.5%
Selling and Administrative Expenses	(34)	(38)	9.3%	(22,746)	(25,076)	9.3%

Operating Income	(9)	(3)	(249.2%)	(6,166)	(1,766)	(249.2%)

Interest Income	8	17	(53.0%)	5,295	11,256	(53.0%)
Interest Expenses	(16)	(40)	60.2%	(10,412)	(26,183)	60.2%
Net Financial Income (Expenses)	(8)	(23)	65.7%	(5,117)	(14,927)	65.7%
Equity Gains from Related Company	0	0	85.7%	26	14	85.7%
Equity Losses from Related Company	0	0	—	0	0	—
Net Income from Related Companies	0	0	85.7%	26	14	85.7%
Other Non Operating Income	0	0	561.0%	271	41	561.0%
Other Non Operating Expenses	(11)	(5)	(97.1%)	(7,065)	(3,584)	(97.1%)
Conversion Effect (BT 64)	4	35	(88.8%)	2,596	23,282	(88.8%)
Net other Non Operating Income (Expenses)	(6)	30	(121.3%)	(4,198)	19,739	(121.3%)
Price Level Restatement	0	0	—	0	0	—
Foreign Exchange Effect	0	0	—	0	0	—
Net of Monetary Exposure	0	0	—	0	0	—
Possitive Goodwill Amortization	0	0	—	0	0	—

Non Operating Income	(14)	7	(292.5%)	(9,289)	4,826	(292.5%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(23)	5	—	(15,455)	3,060	—
Extraordinary Items	0	0	—	0	0	—
Income Tax	(18)	8	—	(11,919)	5,322	—
Minority Interest	0	0	—	0	0	—
Negative Goodwill Amortization	0	0	—	0	0	—

NET INCOME	(41)	13	(426.6%)	(27,374)	8,382	(426.6%)

NET INCOME

Edesur registered a Net Loss of US$ 41 million as of September 30, 2003; this is US$ 54 million lower than the same period of last year. This lower result can be detailed by:

OPERATING INCOME

Higher Operating Losses of US$ 7 million, mainly due to lower revenues on Energy Sales and services of US$ 22 million, compensated by lower cost of sales and services of US$ 12 million and lower SG&A expenses of US$ 4 million.

NON OPERATING INCOME

Higher Non-Operating Losses of US$ 21 million, mainly explained by higher negative conversion effect of US$ 31 million as a result of the Argentinean Peso appreciation and also due to Technical Bulletin N° 64 of Chilean Accounting Principles. Also affected by higher legal contingency and litigation provisions of US$ 4 million and higher losses on fixed assets sales of US$ 1 million. This was partially compensated by lower net financial expenses of US$ 15 million.

OTHER

Higher Tax payment of US$ 26 million.

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PRESS RELEASE

Nine Months 2003 - Distribution Business

ADITIONAL INFORMATION

Table 25

Edesur	9M 03	9M 02	Chg %

Customers (Th)	2,113	2,084	1.4%
GWh Sold	9,500	9,165	3.7%
Clients/Emploee	939	924	1.6%
Energy Losses GWh (TTM)	1,688	1,542	-9.5%
Energy Losses % (TTM)	11.9%	11.2%	-0.7%

Edesur Financial Debt Maturity (with third party) TOTAL: US$ 179 million

Arg. Peso Exchange Rate

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PRESS RELEASE

Nine Months 2003 - Parent Company Income Statement

PARENT COMPANY INCOME STATEMENT

UNDER CHILEAN GAAP, THOUSAND US$

Table 26

Th. US$	9M 03	9M 02	Chg %

Operating Revenues	4,982	4,926	1.1%
Operating Expenses	(1,289)	(1,227)	-5.0%

Operating Margin	3,693	3,699	-0.1%

Selling and Administrative Expenses	(17,661)	(19,695)	10.3%

Operating Income	(13,967)	(15,996)	12.7%

Interest Income	47,531	66,316	-28.3%
Interest Expense	(155,574)	(169,284)	8.1%
Net Financial Income (Expenses)	(108,043)	(102,967)	-4.9%
Equity Gains from Related Companies	118,921	268,252	-55.7%
Equity Losses from Related Companies	(72,406)	(3,658)	-1879.4%
Net Income from Related Companies	46,515	264,594	-82.4%
Other Non Operating Income	148,768	39,304	278.5%
Other Non Operating Expenses	(24,596)	(64,906)	62.1%
Net other Non Operating Income (Expense)	124,171	(25,602)	585.0%
Price Level Restatement	(10,078)	2,509	-501.8%
Foreign Exchange Effect	22,367	(46,045)	148.6%
Net of Monetary Exposure	12,289	(43,537)	128.2%
Positive Goodwill Amortization	(56,718)	(62,076)	8.6%

Non Operating Income	18,214	30,411	-40.1%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort	4,247	14,415	-70.5%

Income Tax	1,668	11,898	-86.0%
Negative Goodwill Amortization	32,720	99	32871.6%

NET INCOME	38,635	26,413	46.3%

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PRESS RELEASE

Nine Months 2003 - Parent Company Income Statement

UNDER CHILEAN GAAP, MILLION CH$

Table 26.1

Million Ch$	9M 03	9M 02	Chg %

Operating Revenues	3,293	3,256	1.1%
Operating Expenses	(852)	(811)	-5.0%

Operating Margin	2,441	2,445	-0.1%

Selling and Administrative Expenses	(11,673)	(13,018)	10.3%

Operating Income	(9,232)	(10,573)	12.7%

Interest Income	31,417	43,833	-28.3%
Interest Expense	(102,830)	(111,891)	8.1%
Net Financial Income (Expenses)	(71,413)	(68,058)	-4.9%
Equity Gains from Related Companies	78,603	177,306	-55.7%
Equity Losses from Related Companies	(47,858)	(2,418)	-1879.4%
Net Income from Related Companies	30,745	174,888	-82.4%
Other Non Operating Income	98,331	25,979	278.5%
Other Non Operating Expenses	(16,257)	(42,901)	62.1%
Net other Non Operating Income (Expense)	82,074	(16,922)	585.0%
Price Level Restatement	(6,662)	1,658	-501.8%
Foreign Exchange Effect	14,784	(30,434)	148.6%
Net of Monetary Exposure	8,123	(28,776)	128.2%
Positive Goodwill Amortization	(37,489)	(41,030)	8.6%

Non Operating Income	12,039	20,101	-40.1%

Net Income b. Taxes, Min Int and Neg Goodwill Amort	2,807	9,528	-70.5%

Income Tax	1,102	7,864	-86.0%
Negative Goodwill Amortization	21,627	66	32871.6%

NET INCOME	25,537	17,458	46.3%

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PRESS RELEASE

Nine Months 2003 - Partially Consolidated Income Statement

PARTIALLY CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, THOUSAND US$

Table 27

3Q 03	3Q 02	Var %	(in thousand US$ of 9M03)	9M 03	9M 02	Var %

1,235	1,223	1.0%	Gross Operating Margin	3,693	3,699	-0.1%
-6,457	-5,391	-19.8%	S&A Expenses	-17,661	-19,695	10.3%

-5,222	-4,169	-25.3%	Operating Income	-13,967	-15,996	12.7%

17,634	26,737	-34.0%	Endesa	61,148	60,636	0.8%
34,213	-27,836	222.9%	Chilectra	117,966	-28,024	520.9%
0	4,228	-100.0%	Rio Maipo	0	11,553	-100.0%
-3,450	-11,960	71.2%	Edesur	-26,821	8,201	-427.1%
2,818	5,516	-48.9%	Edelnor	8,973	13,598	-34.0%
-18,398	35,316	-152.1%	Cerj	-104,822	112,250	-193.4%
-431	3,676	-111.7%	Coelce	-3,049	2,296	-232.8%
3,493	-7,364	147.4%	Codensa	681	-5,601	112.2%
3,708	2,543	45.8%	CAM LTDA	7,336	6,464	13.5%
-10	535	-101.9%	Inm Manso de Velasco	615	2,144	-71.3%
1,723	1,502	14.7%	Synapsis	5,283	5,081	4.0%
0	-383	100.1%	Others	-181	-429	57.8%

41,301	32,509	27.0%	Net Income from Related Companies	67,129	188,169	-64.3%

23,983	34,445	-30.4%	Interest Income	68,523	89,429	-23.4%
-61,880	-61,655	-0.4%	Interest Expense	-155,618	-169,284	8.1%
-37,897	-27,210	-39.3%	Net Financial Income (Expenses)	-87,095	-79,854	-9.1%
3,953	25,093	-84.2%	Other Non Operating Income	148,783	41,045	262.5%
-2,906	-21,907	86.7%	Other Non Operating Expenses	-24,763	-65,050	61.9%
1,047	3,187	-67.1%	Net other Non Operating Income (Expenses)	124,021	-24,004	616.7%
3,879	1,470	163.8%	Price Level Restatement	-11,504	925	-1343.3%
-20,237	4,707	-529.9%	Foreign Exchange Effect	-17,618	7,360	-339.4%
-16,358	6,177	-364.8%	Net Monetary Exposure	-29,122	8,285	-451.5%
-18,895	-20,985	10.0%	Positive Goodwill Amortization	-56,718	-62,184	8.8%

-30,803	-6,322	-387.2%	Non Operating Income	18,214	30,411	-40.1%

-36,025	-10,491	-243.4%	Net Income before (1), (2) & (3)	4,247	14,415	-70.5%
14,275	-215	6745.4%	Income Tax (1)	1,668	11,898	-86.0%
-17	38	-145.1%	Negative Goodwill Amortization (2)	32,720	99	32871.6%
0	0	NA	Minority Interest (3)	0	0	NA

-21,767	-10,668	-104.0%	NET INCOME	38,635	26,413	46.3%

(0.47)	(0.85)		EPS (Ch$)	0.84	2.11
(0.04)	(0.06)		EPADS (US$)	0.06	0.16
30,404,284	8,291,020		Common Shares Outstanding (MM)	30,404,284	8,291,020

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PRESS RELEASE

Nine Months 2003 - Partially Consolidated Income Statement

UNDER CHILEAN GAAP, MILLION CH$

Table 27.1

3Q 03	3Q 02	Var %	(in million Ch$ of 9M03)	9M 03	9M 02	Var %

816	808	1.0%	Gross Operating Margin	2,441	2,445	-0.1%
-4,268	-3,563	-19.8%	S&A Expenses	-11,673	-13,018	10.3%

-3,451	-2,755	-25.3%	Operating Income	-9,232	-10,573	12.7%

11,656	17,672	-34.0%	Endesa	40,417	40,078	0.8%
22,614	-18,399	222.9%	Chilectra	77,972	-18,523	520.9%
0	2,794	-100.0%	Rio Maipo	0	7,636	-100.0%
-2,280	-7,905	71.2%	Edesur	-17,728	5,420	-427.1%
1,863	3,646	-48.9%	Edelnor	5,931	8,988	-34.0%
-12,160	23,342	-152.1%	Cerj	-69,284	74,194	-193.4%
-285	2,430	-111.7%	Coelce	-2,016	1,518	-232.8%
2,309	-4,868	147.4%	Codensa	450	-3,702	112.2%
2,451	1,681	45.8%	CAM LTDA	4,849	4,272	13.5%
-7	353	-101.9%	Inm Manso de Velasco	407	1,417	-71.3%
1,139	993	14.7%	Synapsis	3,492	3,358	4.0%
0	-253	100.1%	Other	-120	-284	57.8%

27,298	21,487	27.0%	Net Income from Related Companies	44,370	124,374	-64.3%

15,852	22,767	-30.4%	Interest Income	45,292	59,110	-23.4%
-40,901	-40,752	-0.4%	Interest Expense	-102,859	-111,891	8.1%
-25,049	-17,985	-39.3%	Net Financial Income (Expenses)	-57,567	-52,781	-9.1%
2,613	16,586	-84.2%	Other Non Operating Income	98,341	27,130	262.5%
-1,921	-14,480	86.7%	Other Non Operating Expenses	-16,367	-42,996	61.9%
692	2,106	-67.1%	Net other Non Operating Income (Expenses)	81,974	-15,866	616.7%
2,564	972	163.8%	Price Level Restatement	-7,604	612	-1343.3%
-13,376	3,111	-529.9%	Foreign Exchange Effect	-11,645	4,865	-339.4%
-10,812	4,083	-364.8%	Net Monetary Exposure	-19,249	5,476	-451.5%
-12,489	-13,870	10.0%	Positive Goodwill Amortization	-37,489	-41,102	8.8%

-20,360	-4,179	-387.2%	Non Operating Income	12,039	20,101	-40.1%

-23,811	-6,934	-243.4%	Net Income before (1), (2) & (3)	2,807	9,528	-70.5%
9,436	-142	6745.4%	Income Tax (1)	1,102	7,864	-86.0%
-11	25	-145.1%	Negative Goodwill Amortization (2)	21,627	66	32871.6%
0	0	NA	Minority Interest (3)	0	0	NA

-14,387	-7,051	-104.0%	NET INCOME	25,537	17,458	46.3%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 50

PRESS RELEASE

Nine Months 2003 - Ownership of the Company

OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30, 2003
TOTAL SHAREHOLDERS: 10,405

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Tuesday, November 4, 2003, at 11:00 am (New York time). To participate, please dial +1 (617) 786-2903 or +1 (800) 299-9086 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 78661413.

The phone replay will be available since November 4, until November 11, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 29739199.

To access the call online, or to access the replay, go to: http://www.enersis.com (please note that this is a listen only mode).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 51

PRESS RELEASE

Nine Months 2003 - Contact Information

CONTACT INFORMATION

For further information, please contact Enersis:

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554	Pablo Lanyi-Grunfeldt Investor Relations pll@e.enersis.cl 56 (2) 353 4552

Matías Rodríguez Investor Relations mra8@e.enersis.cl 56 (2) 353 4492	Francisco Luco Investor Relations fjlv@e.enersis.cl 56 (2) 353 4555

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 52